

12061005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68368

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ladder Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue 8th Floor
(No. and Street)

New York (City) NY (State) 10154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Moclair 212-715-3188
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ladder Capital Securities LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Brian Harris
Signature

CEO
Title

Sarah S. Gochberg
Notary Public

SARAH S. GOCHBERG
Notary Public, State of New York
No. 01GO6059332
Qualified in New York County
Commission Expires July 31, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ladder Capital Securities LLC
Statement of Financial Condition
December 31, 2011

Ladder Capital Securities LLC

Statement of Financial Condition

Index

December 31, 2011

Financial Statement



Report of Independent Auditors

To the Sole Member of
Ladder Capital Securities LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Ladder Capital Securities LLC (the "Company") at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2012

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

Ladder Capital Securities LLC

Statement of Financial Condition

December 31, 2011

Assets		
Cash	$	5,637,515
Cash held by broker		1,718,333
Securities owned, at fair value		1,881,815
Prepaid expenses and other assets		15,905
Total Assets	**$**	**9,253,568**
Liabilities and Member's Capital		
Liabilities		
Accrued expenses	$	32,263
Due to affiliates		445,772
Total Liabilities		**478,035**
Commitments and contingencies		
Member's Capital		8,775,533
Total Member's Capital		**8,775,533**
Total Liabilities and Member's Capital	**$**	**9,253,568**

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

On August 13, 2009, Ladder Capital Securities LLC (the "Company") was organized as a Delaware limited liability company, and is owned 100% by Ladder Midco LLC, which is owned 100% by Ladder Capital Finance Holdings LLC ("LCFH"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA"). After receiving approval on July 21, 2010 to conduct business as a registered broker-dealer, the Company's primary business activity was as co-sponsor on commercial real estate loan securitizations.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on trade date.

Securities are recorded at fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures. Refer to Note 5 for further discussion of fair value measurements of Securities Owned.*

Fee Income

Fee income includes fees arising from securities offerings in which the Company acts as an underwriter or agent. Fee income and related transaction expenses are recorded as the transactions occur and the income is reasonably determinable. During the year ended December 31, 2011, the Company's fee income was earned from transactions with an affiliated entity. Refer to Note 6 for discussion of related party transactions.

Income Taxes

The Company is part of a consolidated group which has elected to be taxed as a partnership, and therefore generally is not subject to income tax in any of the jurisdictions in which it operates, except for unincorporated business taxes in New York City. Taxes for which the Company is liable are calculated a separate return basis for the Company.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2011, the Company has no deferred tax assets or liabilities.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, *Income Taxes*. Under this guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Any estimated interest and penalties associated with unrecognized tax benefits are accrued and recognized in income tax expense and the corresponding liability in income taxes payable of income taxes receivable, net in the Statement of Financial Condition. As of December 31, 2011, the Company had no unrecognized tax benefits recorded in the financial statements. The Company, as part of the consolidated group, may be subject to examination by the state tax authority for the years since the Company's inception. As of December 31, 2011, there were no on-going examinations by tax authorities.

Cash

The Company maintains a cash account at a major financial institution. This cash amount was in excess of the Federal Depository Insurance Corporation ("FDIC") limit.

3. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $8,546,889, which was $8,446,889 in excess of its required net capital of $100,000. The Company's net capital ratio at December 31, 2011 was 0.06 to 1.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) as it does not maintain customer accounts, nor does it hold securities for customers.

4. Securities Owned

Securities owned at December 31, 2011 consists of one commercial mortgage backed security ("CMBS"), as follows:

(reported in thousands)

Asset Type	Outstanding Face Amount	Amortized Cost Basis	Carrying Value	# of Securities
CMBS	1,893	1,893	1,882	1

5. Fair Value of Financial Instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques used to measure the Company's financial instruments are based primarily upon market quotations, broker quotations, counterparty quotations or pricing services quotations, which provide valuation estimates based upon reasonable market order indications or a good faith estimate thereof and are subject to significant variability based on market conditions, such as interest rates, credit spreads and market liquidity.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in active markets for identical instruments.

Level 2 - Valuations based principally on other observable market parameters, including

- Quoted prices in active markets for similar instruments,

- Quoted prices in less active or inactive markets for identical or similar instruments,

- Other observable inputs (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates), and

- Market corroborated inputs (derived principally from or corroborated by observable market data).

Level 3 - Valuations based significantly on unobservable inputs.

- Valuations based on third party indications (broker quotes, counterparty quotes or pricing services) which were, in turn, based significantly on unobservable inputs or were otherwise not supportable as Level 2 valuations.

- Valuations based on internal models with significant unobservable inputs

The following table summarizes the fair value hierarchy for those financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

		Fair Value			
	Outstanding Face Amount	Level 1	Level 2	Level 3	Total
Assets:					
CMBS	$1,893	-	$1,882	-	$1,882

6. Related-Party Transactions

The Company is involved in underwriting and other transactions, and has related party balances with affiliates. Pursuant to certain agreements with Ladder Capital Finance LLC ("LCF"), the wholly-owned operating company subsidiary of LCFH, the Company earns transaction fee income in connection with co-managing asset backed securitization transactions to which LCF is a party. Additionally, pursuant to a management agreement, LCF provides the Company with facilities and administrative services as have been required in the normal conduct of the Company's business for the year-ended December 31, 2011. A portion of the salaries and other compensation of the employees who work directly on activities for the Company have been charged accordingly pursuant to the management agreement.

Due to affiliates of $445,772 included in the statement of financial condition represents the allocation of salary and other compensation expense and other expenses paid on the Company's behalf.

7. Commitments and Contingencies

FASB ASC 460, *Guarantees*, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum potential amount of future payments that the Company could be required to make under these arrangements cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and accordingly has not recorded any contingent liability.

Lease

The Company entered into an operating sublease with a LCF for its office space. The lease commenced on October 1, 2011 and expires on September 30, 2021. Aggregate annual future minimum rental payments required under the sublease as of December 31, 2011 are as follows:

12 months ended December 31,		Amount
2012	$	100,874
2013		100,874
2014		100,874
2015		100,874
2016		102,556
Thereafter		510,098
	$	1,017,150

8. Off Balance Sheet Risk and Concentration Risk

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and ensure that customer transactions are executed properly by the clearing broker which is subject to the credit risk of the clearing broker. As of December 31, 2011, the Company maintains no deposit with the clearing broker.

During the year ended December 31, 2011, the Company's fee income was earned from three transactions in which the Company acted as a co-manager on behalf of an affiliated entity.

9. Income Taxes

The Company has $171,000 of income tax liabilities which is included in Due to affiliates.

10. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2011 that would require recognition or disclosure in this statement of financial condition and determined that there are no such items requiring disclosure.